

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2010

Allen E. Lyda
Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

       Re: **Tejon Ranch Co.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 001-07183

Dear Mr. Lyda:

     We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and have no further comments at this time.

                          Sincerely,

                          Sonia Barros
                          Special Counsel